August 21, 2006


Mr. Michael Fay
Accounting Branch Chief
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 90549-3561

RE:   Point.360
      Form 10-K: For the Year Ended December 31, 2005
      Form 10-Q: For the Period Ended March 31, 2006
      File Number: 000-21917

Dear Mr. Fay:

The following is provided in response to your August 8, 2006 letter to Haig S. Bagerdjian. The paragraph numbers correspond to those in your letter.

FORM 10-K

1.    Instructions to Paragraph 303(a) #5 of Regulation S-K provides as follows:

                  "5. The term "liquidity" as used in this item refers to the ability of an enterprise to generate adequate amounts of cash to meet the enterprise's needs for cash. Except where it is otherwise clear from the discussion, the registrant shall indicate those balance sheet conditions or income or cash flow items which the registrant believes may be indicators of its liquidity condition. Liquidity generally shall be discussed on both a long-term and a short-term basis. The issue of liquidity shall be discussed in the context of the registrant's own business or businesses. For example, a discussion of working capital may be appropriate for certain manufacturing, industrial or related operations, but might be inappropriate for a bank or public utility."

      In discussions with stockholders and lenders, EBITDA is commonly used as a liquidity measurement to compare our performance to other companies. Additionally, our lenders have historically and currently base covenant calculations on EBITDA as we have defined it in Note 1 to the table on page 12. Because this is a commonly used measurement of liquidity and required by our lenders, we believe the disclosure meets the requirements of S-K. Additionally, the reconciliation in Note 1 makes it easier for the reader of the financial statements to see the computation rather than having to pull the data from different parts of the Form 10-K. A reconciliation of EBITDA to cash flows from operating activities would not conform to the needs of our financial statement readers as indicated above. We hereby request your concurrence to retain the current disclosure.

2. In future 10-K filings, we propose to add to the table deductions from EBITDA for taxes, interest, capital expenditures, and debt principal payments to arrive at a cash flow figure net of these payments. This will enable the financial statement reader to easily see the amount of cash used for those purposes as compared to EBITDA.

3. The pro forma presentation as if IVC was acquired at the beginning of 2003, as required by Article 11 of Regulation S-X, is shown in Note 3 to the audited financial statements (page 34 of the 10-K). The tables in Management's Discussion and Analysis will be revised as requested in future 10-K filings.

4. Rule 5.03.(b) of Regulation S-X requires separate disclosure of each revenue class comprising 10% or more of total revenue. Delivery costs (including mark-up) amounted to the following in 2005 and 2004:

--------------------------------------------------------------------------------
                    TOTAL SALES             DELIVERY REVENUES            %
--------------------------------------------------------------------------------
2005               $ 66,198,000                $ 3,311,000             5.0%
--------------------------------------------------------------------------------
2004               $ 63,344,000                $ 3,525,000             5.6%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

      While delivery revenues (freight) are less than 10%, we will supplement future MD&A explanations with amounts if freight variances are cited, and we will disclose in footnotes the related amounts if above 10% of revenues.

5. We will change the heading "Cost of goods sold" to "Cost of services sold" in future 10-K filings.

6. Twentieth Century Fox is the only customer accounting for 10% or more of total revenues. This includes all entities under common control of Fox. The actual amount of revenues for any customer providing in excess of 10% of total sales will be disclosed in future 10-K filings.

7. The reference to other intangible assets on page 29 will be omitted from future 10-K filings since all such assets were fully amortized by the end of 2003. If intangible assets other than goodwill are acquired in the future, appropriate disclosures will be made.

      Please refer to the comments under item 18 below and the attached Schedule 18 for a full explanation of how we have evaluated goodwill. We will clarify future disclosures as requested.

8. The IVC acquisition price was negotiated at approximately three times EBITDA. IVC's owners, who were also employees, believed fair value to be $12 million. However, three times then-current EBITDA indicated a $7 million purchase price. We ultimately agreed to pay the $5 million difference over 30 months if achieved EBITDA reached agreed levels that would equate to a "three times" total price. There is no linkage of continuing employment or length of employment to contingent consideration. Compensation for continuing employment of IVC stockholders who remained employees was at fair market levels. In accordance with ETIF 95-8 and paragraph 34 of SFAS 141, resulting additional payments have been treated as an increase in the purchase price.

9. We will specifically identify the useful life of each major class of depreciable asset in our next 10-K.

FORM 10-Q

10.   This was implemented in the 10-Q for the quarter ended June 30, 2006.

11. The description was changed to "Proceeds from the sale of Media Center real estate" in the June 30, 2006 10-Q.

12.   This was implemented in the 10-Q for the quarter ended June 30, 2006.

13. The amount of stock based compensation recognized in the first quarter of 2006 is materially lower than the comparable 2005 amount because 2006 compensation related to only 20,000 unvested options. In the 2005 first quarter, there were approximately 1.2 million unvested options. All outstanding options as of December 31, 2005 became fully vested on that date; therefore, there was no further compensation expense to be recognized after that date for such options. The total number of new options granted in the first quarter of 2006 (on February 16, 2006) was 20,000, which resulted in compensation expense of less than $1,000 for the quarter ended March 31, 2006.

14.   We will include the appropriate disclosures in future filings.

15. Future filings will be revised to include your suggested changes as appropriate.

16.   Future filings will be revised to include your suggestions as appropriate.

17.   Future filings will be revised to address your suggestions.

18. We conduct a detailed test for impairment once yearly in October, and more frequently if circumstances change. For example, we updated the October 2005 test to reflect the changes resulting from the sale of Media Center real estate which significantly changed Point.360's capital structure. Attached for your information is Schedule 18, our December 31, 2005 test which includes assumptions and analysis. We will be updating this test in October 2006.

We appreciate your questions and comments with respect to our financial disclosure. We acknowledge that Point.360 is responsible for the adequacy and accuracy of disclosures in our filings, that our comments do not foreclose the commission from taking any action with respect to the filings, and that Point.360 may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this communication, please call the undersigned at 818-565-1444.

Very Truly Yours,

/s/ Alan R. Steel

Alan R. Steel
Executive VP, Finance and Administration
Chief Financial Officer

ARS/rdw

                                   SCHEDULE 18
                                   -----------





                      VALUATION ANALYSIS IN SUPPORT OF THE
                    SFAS NO. 142 GOODWILL IMPAIRMENT TEST OF
                                    POINT.360

                                      AS OF

                                DECEMBER 31, 2005

                                TABLE OF CONTENTS


                                                                     Page Number
                                                                     -----------

1.0      INTRODUCTION..........................................................1
         1.1      Purpose......................................................1
         1.2      Key Provisions of FAS 142....................................1
         1.3      Sources of Information.......................................2
         1.4      Procedures...................................................2

2.0      HISTORY AND NATURE OF BUSINESS........................................2

3.0      INDUSTRY OUTLOOK......................................................3

4.0      VALUATION APPROACHES..................................................4


5.0      APPLICATION OF INCOME APPROACH........................................5
         5.1      Projected Financial Results..................................6
         5.2      Discount Rate................................................8
         5.3      Present Value of Estimated Future Cash Flows in Projection
                  Period.......................................................8
         5.4      Income Approach Conclusion...................................8

6.0      CONCLUSION OF BUSINESS ENTERPRISE VALUE...............................9


INDEX TO EXHIBITS

EXHIBIT I         FAS 142 Step One Test

EXHIBIT II        Summary of Business Enterprise Values

                  Income Approach - Low Case

                  Income Approach - Moderate Case

                  Income Approach - High Case

EXHIBIT III       Undiscounted Cash Flow Summary

1.0   INTRODUCTION

1.1   PURPOSE

This impairment test of the goodwill of Point.360 has been performed to assess the possible impairment of Point.360's intangible assets in accordance with the provisions of SFAS No. 142 "Goodwill and Other Intangible Assets." This test follows the initial impairment test (as of January 1, 2002) performed independently by Standard & Poor's as set forth in its report dated June 7, 2002. A similar test will be performed each September 30, or more often as circumstances dictate. The same methodology is used in this test (as of December 31, 2005) as is intended to be an update of the S&P valuation.

1.2   KEY PROVISIONS OF FAS 142

Goodwill represents the amount paid to acquire an asset/entity in excess of its fair market value and represents the intangible value placed on such items as: customer lists; trademarks; intellectual property; acquired management and related synergies. Goodwill shall not be amortized, although it will still be recognized as an asset.

Goodwill shall be tested for impairment annually or more frequently if events or changes indicate that the asset might be impaired as discussed in paragraph 28 of the statement. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value.

Goodwill shall be tested for impairment at a level of reporting referred to as a reporting segment. Paragraph 30 of the statement defines a reporting unit as an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. Point.360 is considered a single report unit for purposes of performing the FAS 142 test.

In performing the test for and quantifying a potential impairment, a two-step process is used:

o (Step One Test) First, the entity must determine whether an impairment of the subject assets exists. SFAS No. 142 states that an impairment is determined by estimating the Fair Value of a reporting unit and comparing that value to the reporting unit's net carrying value (or book value). If the Fair Value is more than the carrying amount of the reporting unit, an impairment loss is not recognized.

o (Step Two Test) Second, if it is determined that an impairment exists, (i.e., the Fair Value is less than the carrying value of a reporting unit), the Fair Value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess of Fair Value over allocated net assets representing the Fair Value of its goodwill. An impairment loss is measured as the amount by which the carrying value of the reporting unit's goodwill exceeds the estimated Fair Value of that goodwill.

Point.360 operates in one identifiable reporting unit. Thus, the only entity for which impairment is tested is Point.360 as a whole.

1.3   SOURCES OF INFORMATION

In the course of the valuation analysis, we used the following:

o Projections including revenues, operating margins (e.g.., earnings before interest and taxes), working capital investments, and capital expenditures for Point.360 for the years 2006 through 2008;

o     Historical income statement and balance sheet data;

o General business descriptions and information related to Point.360's markets, competitors, etc.; and

o     Published industry data, Stock Reports, Bloomberg.

1.4   PROCEDURES

In general, our procedures included, but were not limited to, the following:

o Review of conditions in, and the economic outlook for the movie and entertainment industry;

o Review of general market data, including economic, governmental, and environmental forces, that may affect the value of Point.360;

o Analysis of financial and operating projections including revenues, operating margins (e.g., earnings before interest and taxes), planned cost savings, working capital investments, and capital expenditures based on Point.360's historical operating results and expectations. These projections have formed the basis for a Discounted Cash Flow analysis.

2.0   HISTORY AND NATURE OF BUSINESS

POINT.360

Point.360 is a provider of video and film asset management services to owners, producers and distributors of entertainment and advertising content. Point.360 provides the services necessary to edit, master, reformat, archive and ultimately distribute its clients' video and audio content, including television programming, feature films, spot advertising and movie trailers.

Point.360 provides worldwide electronic distribution, using fiber optics, satellites, and the Internet. The Company delivers commercials, movie trailers, electronic press kits, infomercials and syndicated programming, by both physical and electronic means, to thousands of broadcast outlets worldwide.

The Company derives revenues primarily from the entertainment industry, consisting of major and independent motion picture and television studios, cable television program suppliers and television program syndicators; and the advertising industry, consisting of advertising agencies and corporate advertisers. On a more limited basis, the Company also services national television networks, local television stations, corporate or instructional video providers, infomercial advertisers and educational institutions.

ACQUISITION HISTORY
Since January 1997, the Company has successfully completed ten acquisitions of companies providing similar services. As a result of these acquisitions, the Company is one of the most diversified providers of technical and distribution services in its markets, and therefore is able to offer its customers a single source for such services at prices that reflect the Companies' scale economies.

3.0   INDUSTRY OUTLOOK

The creation of feature films and television programs is traditionally divided into distinct but interrelated phases: production, post production, distribution and exhibition. Production is the actual recording of visual images on film or videotape which generally takes place on a physical set or location. Post production has been generally defined as the various activities required to prepare a product for commercial release which occur subsequent to production. Distribution is the process whereby the finished product is delivered, either physically or electronically, to the specific medium which will exhibit the product to the consumer, such as a movie theater, television network, cable channel or prerecorded videotape retailer.

PriceWaterhouseCoopers (PwC), in its 2005 Global Entertainment and Media Outlook report, estimated the size of the 2004 U.S. motion picture and video production market for all forms of entertainment and industrial television at $35.0 billion. The size of the worldwide market is estimated at $84.2 billion in 2004, having grown 8.0% from the year prior, buoyed by continued demand for DVD's but mitigated somewhat by a drop in box office spending and by continued piracy, which is cutting into legitimate sales. PwC estimates that worldwide global filmed entertainment will reach $118.9 billion by 2009, with a compounded annual growth rate of 7.1%. The U.S. market alone will account for $48.1 billion in 2009. PwC also estimates the size of the U.S. television advertising market at $31.3 billion in 2004, and will reach a level of $40.0 billion in 2009; a compounded annual growth rate (CAGR) of 5.0%. The sector will see increased growth from local cable advertising, which is projected to increase at 11.1% annually from 2004-2009. The charts below show historical and projected size of the U.S. filmed entertainment and U.S. television advertising markets:

                             FILMED ENTERTAINMENT(1)
                             -----------------------
                              (U.S. $ in Millions)

                                     [GRAPH]

   2000    2001    2002    2003    2004p   2005p   2006p   2007p   2008p   2009p
--------------------------------------------------------------------------------
  26,274  28,961  31,703  33,297  34,971  37,240  39,654  42,300  45,303  48,071


                            TELEVISION ADVERTISING(1)
                            -------------------------
                              (U.S. $ in Millions)

                                     [GRAPH]

 2000    2001    2002    2003    2004p   2005p   2006p   2007p   2008p   2009p
--------------------------------------------------------------------------------
29,496  25,438  28,260  28,328  31,291  31,700  34,600  35,100  39,150  40,000



---------------------------------------------------------------
(1) Per PwC's Global Entertainment and Media Outlook 2005-2009.
---------------------------------------------------------------

4.0   VALUATION APPROACHES

Generally accepted valuation theory indicates that all assets, including intangible assets and goodwill, are valued using a range of methodologies, but that all methodologies essentially represent combinations of elements of the following approaches, which themselves are inter-related.

INCOME APPROACH

The Income Approach is a valuation technique that provides an estimation of the Fair Value of a business based on the cash flows that a business can be expected to generate. This approach begins with an estimation of the annual cash flows a prudent investor would expect the subject business to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the business' projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual value of the business at the end of the discrete projection period to arrive at an estimate of Fair Value.


MARKET APPROACH

The Market Approach indicates the Fair Market Value of the Common Stock of a business by comparing it to publicly traded companies in similar lines of business. The conditions and prospects of companies in similar lines of business depend on common factors such as overall demand for their products and services. An analysis of the market multiples of companies engaged in similar businesses yields insight into investor perceptions and, therefore, the value of the subject company.

After identifying and selecting the comparable publicly traded companies, we analyze their business and financial profiles for relative similarity. Once these differences and similarities are determined and appropriate adjustments are made, Market Value of Invested Capital ("MVIC") multiples (i.e. MVIC to Revenue, MVIC to Earnings Before Interest & Taxes, MVIC to Earnings Before Interest, Taxes, Depreciation and Amortization) of the publicly traded companies are calculated.

UNDERLYING ASSETS APPROACH

The Underlying Assets Approach indicates the Fair Value of the Common Stock of a business by adjusting the asset and liability balances on the Subject Company's balance sheet to their Fair Value equivalents. The Underlying Assets Approach is based on the summation of the individual piecemeal values of the underlying assets. The Fair Value of the equity on a marketable, controlling basis is then indicated by the sum of the Fair Value of the assets less the Fair Value of the liabilities. This approach is performed in two steps: (1) the value of each of the component assets and liabilities are estimated; (2) the net asset value of the firm is calculated by subtracting the value of the liabilities from the value of the assets.

We utilized the Income Approach in the form of the Discounted Cash Flow analysis to estimate the Fair Value of Point.360 as of December 31, 2005. The Market Approach was not utilized due to the lack of companies relative to Point.360 that are publicly traded. The Underlying Assets Approach was not utilized since Point.360 is a going concern and this approach is typically used for holding company valuations or where liquidation of the assets is a reasonable prospect.

5.0   APPLICATION OF INCOME APPROACH

The following section details our primary assumptions in the development of the Income Approach.

5.1   PROJECTED FINANCIAL RESULTS

Projections were prepared for 2006 - 2008. Given the uncertainties in the marketplace, we prepared three sets of projections: low, moderate, and high, as well as, the related probabilities to be assigned to each of the scenarios. Moderate case projections were based on the most likely performance of Point.360. The high case projections are based on upside potential of Point.360 with increased operating margins and revenue growth. The low case projections are based on slow economic recovery and downside performance of Point.360 with possibly lower operating margins and no revenue growth other than for an impending acquisition.

KEY ASSUMPTIONS

Key assumptions in connection with the projected free cash flows are summarized below for all three scenarios. Exhibit II illustrates the details of the Discounted Cash Flow Analysis for all three scenarios.

LOW CASE

o NET SALES - Projected net sales are $71.4 million in 2006, and $71.4 million in 2007 and $71.4 million in 2008.

o COST OF SALES ("COS") - Projected COS (including depreciation and amortization) as a percentage of net sales are 63.6% in 2006, 63.6% in 2007 and 63.6% in 2008. COS, as a percentage of sales, is forecasted to reduce to 62.7% for the remainder of the projection period (as annual depreciation expense falls to the equivalent of annual capital expenditure).

o OPERATING EXPENSES - Projected operating expenses are approximately 31.9% of net sales in 2006, 31.9% in 2007 and 31.9% in 2008. Operating expenses are forecasted to remain at 31.9% for the remainder of the projection period.

o INCOME TAXES - Income taxes were computed using an effective tax rate of 40%, which is the combined state and federal tax rate, adjusted for federal deductibility.

MODERATE CASE

o NET SALES - Projected net sales are $71.4 million in 2006, increasing to $74.9 million in 2007 and $77.8 million in 2008. Residual period growth is projected at 4%.

o COST OF SALES ("COS") - Projected COS (including depreciation and amortization) as a percentage of net sales are 63.6% in 2006, 62.2% in 2007 and 61.1% in 2008. COS, as a percentage of sales, is forecasted to reduce to 60.0% for the remainder of the projection period (as annual depreciation expense falls to the equivalent of annual capital expenditure).

o OPERATING EXPENSES - Projected operating expenses are approximately 31.9% of sales in 2006, 31.0% of sales in 2007 and 30.4% of sales in 2008. Operating expenses, as a percentage of net sales, is forecasted to remain at 30.0% of sales for the remainder of the projection period.


o INCOME TAXES - Income taxes were computed using an effective tax rate of 40%, which is the combined state and federal tax rate, adjusted for federal deductibility.

HIGH CASE

o NET SALES - Projected net sales are $71.4 million in 2006, increasing to $75.0 million in 2007 and $78.7 million in 2008. Residual period growth is projected at 5%.

o COST OF SALES ("COS") - Projected COS (including depreciation and amortization) as a percentage of net sales are 63.6% in 2006, 62.2% in 2007 and 60.8% in 2008. COS, as a percentage of net sales, is forecasted to reduce to 59.5% for the remainder of the projection period (as annual depreciation expense falls to the equivalent of annual capital expenditure).

o OPERATING EXPENSES - Projected operating expenses are approximately 31.9% of net sales in 2006, 31.0% in 2007 and 30.1% in 2008. Operating expenses, as a percentage of net sales, is forecasted to remain at 29.2% of sales for the remainder of the projection period.

o INCOME TAXES - Income taxes were computed using an effective tax rate of 40%, which is the combined state and federal tax rate, adjusted for federal deductibility.

CASH FLOW ADJUSTMENTS

o DEPRECIATION - We added depreciation expense to after tax profit, since this is an expense that does not require cash outflow.

o CAPITAL EXPENDITURES - We then subtracted anticipated capital expenditures. Projected capital expenditures are between 3.8% and 4.2% of net sales in the projection period. Capital expenditures, as a percentage of net sales, are forecasted to remain approximately at those levels beyond the projection period.

o RESIDUAL PERIOD - The present value of the residual represents the amount an investor would pay today for the rights to the cash flows of the business for years subsequent to the projection period. In calculating the residual value, a normalized available cash flow was estimated based on the last year of the projected period. Depreciation, capital expenditures, and operating working capital investment were normalized to match long-term expectations of increasing revenues. These cash flows, in the residual year, were capitalized using a rate calculated by subtracting the long-term expected annual growth rate from the discount rate.

      The long-term expected annual growth rate was estimated to be 3.0% in the low case, 4.0% in the moderate case, and 5.0% in the high case. The discount rate of 11.0% was the calculated WACC (discussed in Section 5.2 below) used for the purposes of this analysis.

      We then applied a present value factor to estimate the present value of the residual cash flow. We summed the present value of the residual value and the sum of the present value of available cash flows from 2006 through 2008 to arrive at the indicated values of Point.360 for all three scenarios. We then weighted the values based on probability factors to arrive at the indicated value for Point.360's invested capital. The indicated value of invested capital represents Point.360's value of long-term interest-bearing debt capital plus equity capital before consideration of any non-operating assets or liabilities.

5.2   DISCOUNT RATE

The discount rate or Weighted Average Cost of Capital ("WACC") required by typical investors/lenders for an investment in the capital of Point.360 is calculated to be 11.0%.

5.3   PRESENT VALUE OF ESTIMATED FUTURE CASH FLOWS IN THE PROJECTION PERIOD

The estimated future cash flows for the fiscal years 2006 - 2008 were discounted at the calculated WACC of 11.0% for Point.360. While Standard & Poor's used a discount rate of 13% in its impairment test as of January 1, 2002, we feel that 11.0% is a conservative WACC due to lower interest rates compared to the 2002 period.

5.4   INCOME APPROACH CONCLUSION

Based on the Income Approach summarized above, we have estimated the indicated Fair Value of the business enterprise of Point.360, as of December 31, 2005. We have included below a summary of the Business Enterprise Values (`000s):

DISCOUNTED CASH FLOW
APPROACH                     BUSINESS ENTERPRISE
                             VALUE                  PROBABILITY       FAIR VALUE
                             -------------------    -----------       ----------


LOW CASE                     $26,000                10.0%             $ 2,000



MODERATE CASE                $58,000                85.0%             $49,300



HIGH CASE                    $80,000                 5.0%             $ 4,000

                                                                      -------
EXPECTED CASE
(ROUNDED)                                                             $56,000
                                                                      =======


The probabilities shown above correspond to our perception regarding the likelihood of achieving cash flow expectations assumed under each scenario. The Fair Value of Point.360 above is determined by weighting the probabilities of value between the low, moderate, and high case scenarios (see Exhibit II for detail).

6.0   CONCLUSION OF BUSINESS ENTERPRISE VALUE

The enterprise value based on publicly traded data on December 31, 2005 was approximately $23.4 million ($16.8 million in equity market capitalization (at $1.79 per share) and $6.6 million in interest bearing debt(after adjusting for the sale/leaseback of the Media Center). We recognize that shares of Point.360 are extremely thinly traded and there is no significant institutional ownership. Due to these circumstances, we do not expect the public stock price to be truly indicative of the Fair Value for Point.360 as of December 31, 2005. Accordingly, based on these assumptions and the analysis presented in this report and exhibits, we estimate the Fair Value of Point.360, as defined above to be:


                            FIFTY SIX MILLION DOLLARS

                                   $56,000,000

SFAS NO. 142 - STEP ONE ANALYSIS

SFAS No. 142 states that an impairment is determined by estimating the fair value of a reporting unit and comparing that value to the reporting unit's carrying value (or book value). If the fair value is more than the carrying amount of the reporting unit, an impairment loss is not recognized. Based on the Step One Test, the book value of equity for Point.360 as of December 31, 2005 is lower than the respective Fair Value of equity. According to our calculation, the fair value of equity is $49.4 million (business enterprise value of $56.0 million less $6.6 million of interest bearing liabilities), which is $9.8 million higher than the implied book value of equity of $39.5 million. Since Point.360 passes the Step One test, it is not required to perform the Step Two test. See Exhibit I for a summary of the analysis.

For purposes of the cash flow analysis, the current sale/leaseback transaction of the Media Center, but did not considered potential further enhancements to improve cash flow, which include the following:

o Sublease the Woodholly facility beginning 4/1/2006 at approximately $20,000 per month,

o Lease/sublease of 20,000 available square feet at Media Center at approximately $15,000 per month,

o     And sell approximately $80-$100k of fully depreciated Woodholly equipment.

These actions taken by the company would only improve forward-looking cash flow, and would provide additional cushion to the Step One Analysis of the Goodwill Impairment Test.

SFAS NO. 121 - ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS

SFAS No. 121 states that the impairment of long-lived assets is determined by estimating the future cash flows expected to result from the use of the long-lived assets and their eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is more than the carrying amounts of the assets, an impairment loss is not recognized. We estimated the undiscounted cash flows for the moderate case scenario to determine if the long-lived assets of Point.360 would be subject to impairment. The book value of long-lived assets is less than the sum of undiscounted cash flows. According to our calculation, the undiscounted cash flow attributable to total assets is $91.2 million, which is $27.5 million higher than the book value of total assets of $63.7 million. Therefore, it was determined that the long-lived assets of Point.360 are not impaired as of December 31, 2005 pursuant to SFAS 121. See Exhibit III for a summary of the analysis.


POINT.360
PROJECTED INCOME STATEMENT             ACTUAL                                                                 % CHANGE
                                                                                                    ---------------------------
(HIGH ESTIMATE)                        FY2005          FY2006          FY2007         FY2008         FY2006     FY2007   FY2008
                                        TOTAL           TOTAL           TOTAL          TOTAL
                                    -----------     -----------     -----------     -----------
Revenue                             $66,210,598     $71,426,631     $74,997,963     $78,747,861        7.9%       5.0%     5.0%
Cost of Goods Sold                   43,166,735      45,411,444      46,633,012      47,887,440        5.2%       2.7%     2.7%
                                    -----------------------------------------------------------     ---------------------------
 Gross Margin                        23,043,863      26,015,187      28,364,951      30,860,421       12.9%       9.0%     8.8%
 % Margin                                                                                  34.8%      36.4%      37.8%    39.2%
Selling, General & Admin Exp         21,423,626      22,777,609      23,233,161      23,697,824        6.3%       2.0%     2.0%
                                    -----------------------------------------------------------     ---------------------------
 Operating Income                     1,620,237       3,237,578       5,131,790       7,162,596       99.8%      58.5%    39.6%
  SG&A%                                                                                    32.4%      31.9%      31.0%    30.1%
Other Income:
Interest Expense                      1,523,776       1,091,026         989,205         889,421     -28.4%      -9.3%   -10.1%
Theoretical Derivative FV Change             --               0              --              --
Income Taxes                             38,582         858,621       1,657,034       2,509,270     2125.4%      93.0%    51.4%
                                    -----------------------------------------------------------     ---------------------------
 Total Other (Income)/Expense         1,562,358       1,949,647       2,646,239       3,398,691       24.8%      35.7%    28.4%

Net Income                               57,879       1,287,931       2,485,550       3,763,905     2125.2%      93.0%    51.4%

Depreciation and Amortization         6,050,362       5,582,065       5,542,339       5,931,185      -7.7%      -0.7%      7.0%
EBITDA(1)                             7,670,599       8,819,643      10,674,129      13,093,782       15.0%      21.0%    22.7%
 % Margin                                                                                  11.6%      12.3%      14.2%    16.6%
Capital Expenditures                  2,466,234       3,000,000       3,000,000       3,000,000       21.6%       0.0%     0.0%
                                    -----------------------------------------------------------     ---------------------------
Free Cash Flow(2)                     3,642,007       3,869,996       5,027,890       6,695,090        6.3%      29.9%    33.2%

------------------------------------
(1) Defined as Operating Income plus Depreciation and Amortization.
(2) Defined as EBITDA less capital expenditures, interest expense, and taxes


POINT.360
PROJECTED INCOME STATEMENT             ACTUAL                                                                 % CHANGE
                                                                                                    ---------------------------
(MODERATE ESTIMATE)                    FY2005         FY2006          FY2007          FY2008         FY2006     FY2007   FY2008
                                        TOTAL          TOTAL           TOTAL           TOTAL
                                    -----------     -----------     -----------     ----------
Revenue                             $66,210,598     $71,426,631     $74,855,109     $77,849,314        7.9%       4.8%     4.0%
Cost of Goods Sold                   43,166,735      45,411,444      46,584,149      47,586,640        5.2%       2.6%     2.2%
                                    -----------------------------------------------------------     ---------------------------
 Gross Margin                        23,043,863      26,015,187      28,270,960      30,262,674       12.9%       8.7%     7.0%
 % Margin                                                                                  34.8%      36.4%      37.8%    38.9%
Selling, General & Admin Exp         21,423,626      22,777,609      23,233,161      23,697,824        6.3%       2.0%     2.0%
                                    -----------------------------------------------------------     ---------------------------
 Operating Income                     1,620,237       3,237,578       5,037,799       6,564,849       99.8%      55.6%    30.3%
  SG&A%                                                                                    32.4%      31.9%      31.0%    30.4%
Other Income:
Interest Expense                      1,523,776       1,091,026         989,205         889,421     -28.4%      -9.3%   -10.1%
Theoretical Derivative FV Change             --              --              --
Income Taxes                             38,582         858,621       1,619,437       2,270,171     2125.4%      88.6%    40.2%
                                    -----------------------------------------------------------     ---------------------------
 Total Other (Income)/Expense         1,562,358       1,949,647       2,608,643       3,159,593       24.8%      33.8%    21.1%

Net Income                               57,879       1,287,931       2,429,156       3,405,257     2125.2%      88.6%    40.2%

Depreciation and Amortization         6,050,362       5,582,065       5,542,339       5,931,185      -7.7%      -0.7%      7.0%
EBITDA(1)                             7,670,599       8,819,643      10,580,138      12,496,035       15.0%      20.0%    18.1%
 % Margin                                                                                  11.6%      12.3%      14.1%    16.1%
Capital Expenditures                  2,466,234       3,000,000       3,000,000       3,000,000       21.6%       0.0%     0.0%
                                    -----------------------------------------------------------     ---------------------------
Free Cash Flow(2)                     3,642,007       3,869,996       4,971,496       6,336,442        6.3%      28.5%    27.5%

------------------------------------
(1) Defined as Operating Income plus Depreciation and Amortization.
(2) Defined as EBITDA less capital expenditures, interest expense, and taxes


ASSUMPTIONS:
1. 2006 approved budget is used....included in the budget is the full year impact of Visual Sound ($2mil), no acquisitions are included. AS A NOTE, THE PERCENTAGE INCREASE FOR 2006 WOULD HAVE BEEN 4.8% IF VISUAL SOUND WAS EXCLUDED.
2. 2007 incorporated a 4.8% increase to reflect normalized increase from core growth. No acquistions are factored in.
3. 2008's growth is reduced to be conservative


POINT.360
PROJECTED INCOME STATEMENT             ACTUAL                                                                 % CHANGE
                                                                                                    ---------------------------
(LOW ESTIMATE)                         FY2005          FY2006          FY2007         FY2008         FY2006     FY2007   FY2008
                                        TOTAL           TOTAL           TOTAL          TOTAL
                                    -----------     -----------     -----------     -----------
Revenue                             $66,210,598     $71,426,631     $71,426,631     $71,426,631        7.9%       0.0%     0.0%
Cost of Goods Sold                   43,166,735      45,411,444      45,411,444      45,411,444        5.2%       0.0%     0.0%
                                    -----------------------------------------------------------     ---------------------------
 Gross Margin                        23,043,863      26,015,187      26,015,187      26,015,187       12.9%       0.0%     0.0%
 % Margin                                                                                  34.8%      36.4%      36.4%    36.4%
Selling, General & Admin Exp         21,423,626      22,777,609      22,777,609      22,777,609        6.3%       0.0%     0.0%
                                    -----------------------------------------------------------     ---------------------------
 Operating Income                     1,620,237       3,237,578       3,237,578       3,237,578       99.8%       0.0%     0.0%
  SG&A%                                                                                    32.4%      31.9%      31.9%    31.9%
Other Income:
Interest Expense                      1,523,776       1,091,026         989,205         889,421     -28.4%      -9.3%   -10.1%
Theoretical Derivative FV Change             --              --              --              --
Income Taxes                             38,582         858,621         899,349         939,263     2125.4%       4.7%     4.4%
                                    -----------------------------------------------------------     ---------------------------
 Total Other (Income)/Expense         1,562,358       1,949,647       1,888,554       1,828,684       24.8%     -3.1%    -3.2%

Net Income                               57,879       1,287,931       1,349,024       1,408,894     2125.2%       4.7%     4.4%

Depreciation and Amortization         6,050,362       5,582,065       5,542,339       5,931,185      -7.7%      -0.7%      7.0%
EBITDA(1)                             7,670,599       8,819,643       8,779,917       9,168,763       15.0%     -0.5%      4.4%
 % Margin                                                                                  11.6%      12.3%      12.3%    12.8%
Capital Expenditures                  2,466,234       3,000,000       3,000,000       3,000,000       21.6%       0.0%     0.0%
                                    -----------------------------------------------------------     ---------------------------
Free Cash Flow(2)                     3,642,007       3,869,996       3,891,363       4,340,079        6.3%       0.6%    11.5%

------------------------------------
(1) Defined as Operating Income plus Depreciation and Amortization.
(2) Defined as EBITDA less capital expenditures, interest expense, and taxes


 ASSUMPTIONS:
1. 2006 approved budget is used....included in the budget is the full year impact of Visual Sound ($2mil), no acquisitions are included. AS A NOTE, THE PERCENTAGE INCREASE FOR 2006 WOULD HAVE BEEN 4.8% IF VISUAL SOUND WAS EXCLUDED.
2. 2007 and 2008 assumes no growth. No acquistions are factored in.

POINT.360                                                            EXHIBIT I
SFAS 142 GOODWILL IMPAIRMENT TEST                                    PAGE 1 OF 3
VALUATION DATE: DECEMBER 31, 2005
SUMMARY OF VALUES - STEP ONE TEST
($000's except for percentages)
================================================================================


EQUITY VALUATION ASSESSMENT                                         POINT.360
                                                                    ---------


Business Enterprise Value                                           $ 56,000
Less:  BV of Short Term Interest Bearing Liabilities                  (2,540)
    Borrowings under credit agreement                                    477
    Current portion of capital lease oblig. and notes payable          2,063
Less:  BV of Long Term Interest Bearing Liabilities                   (4,045)
    Borrowings under credit agreement                                  4,000
    Capital Lease obligations, less current portion                       45
                                                                    --------


    FAIR VALUE OF EQUITY                                              49,415


PRELIMINARY CALCULATION OF POTENTIAL IMPAIRMENT (PER MANAGEMENT)

Book Value of Total Assets                                            63,772
Less: Current Liabilities                                            (17,646)
    Accounts Payable                                                   3,974
    Accrued Expenses & Other                                           6,564
    Current & Deferred Taxes                                           7,107

Less: BV of Short Term Interest Bearing Liabilities                   (2,540)


    Borrowings under credit agreement                                    477

    Current portion of capital lease oblig. and notes payable          2,063
Less:  BV of Long Term Interest Bearing Liabilities                   (4,045)
    Borrowings under credit agreement                                  4,000
    Capital Lease obligations, less current portion                       45
                                                                    --------


    IMPLIED EQUITY VALUE                                              39,541

IMPAIRMENT TEST                                                        9,873


                                                                    --------
IMPAIRMENT TEST RESULTS (PASS/FAIL)                                     PASS
                                                                    ========


                  Effective cost of Capital
                  -------------------------
             Amount        Rate         Interest
             ------        ----         --------
Total        39,541        11.0%        4,349.71
 - Debt       6,585         8.0%          526.84
 - Equity    32,956        11.6%        3,822.88


   8.0% Average Borrowing Rate
   11.6% Expected Return from Investors

POINT.360                                                            EXHIBIT I
SFAS 142 GOODWILL IMPAIRMENT TEST                                    PAGE 2 OF 3
VALUATION DATE: DECEMBER 31, 2005
SUMMARY OF VALUES - STEP ONE TEST
($000's except for percentages)
================================================================================


VALUE BASED ON DISCOUNTED CASH FLOW MODEL:


Fair Value of Point.360                       $56,000
         (Controlling, Marketable)
Plus: Excess Cash                                  --

                                              -------
ADJUSTED FAIR VALUE                            56,000
         (CONTROLLING, MARKETABLE)


CONCLUDED FAIR VALUE OF INVESTED CAPITAL      $56,000
                                              =======
         (BASED ON DCF APPROACH)

POINT.360                                                            EXHIBIT I
SFAS 142 GOODWILL IMPAIRMENT TEST                                    PAGE 3 OF 3
VALUATION DATE: DECEMBER 31, 2005
SUMMARY OF VALUES - STEP ONE TEST
================================================================================

                                                                        SALES/        REVISED
BALANCE SHEET                                       12/31/2005       LEASEBACK      12/31/2005
    ------------------------------------------------------------------------------------------

Current Assets:
Cash and cash equiv                                    594,552                         594,552
A/R                                                 12,661,650                      12,661,650
Other receivables                                      203,792                         203,792
Inventories                                            795,719                         795,719
Prepaid Expenses and other current assets              654,265                         654,265
Deferred Income taxes                                1,309,968         867,962       2,177,930
                                                   -----------                     -----------

         TOTAL CURRENT ASSETS                       16,219,946                      17,087,908

PPE, net                                            28,078,871     (11,460,636)     16,618,235
Other assets, net                                      592,817                         592,817
Goodwill and other intang., net                     29,473,466                      29,473,466
                                                   -----------                     -----------

         TOTAL ASSETS                               74,365,100                      63,772,426
                                                   ===========                     ===========

Current Liabilities:
Accounts Payable                                     3,974,292                       3,974,292
Accrued expenses                                     4,394,364                       4,394,364
Borrowings under revolving credit agreement          4,054,028      (3,577,115)        476,913
Current portion of notes payable                     2,309,691        (309,691)      2,000,000
Current portion of capital lease oblig                  63,097                          63,097
Income Taxes Payable                                 1,230,801         867,962       2,098,763
                                                   -----------                     -----------

         TOTAL CURRENT LIABILITIES                  16,026,273                      13,007,429
                                                   -----------                     -----------

Deferred Gain on Sales of Media Center                               2,169,904       2,169,904
Deferred income taxes                                5,008,338                       5,008,338
Notes payable                                       13,743,734      (9,743,734)      4,000,000
Capital lease obligations, less current portion         45,451                          45,451


Shareholders equity
Preferred stock                                             --                               0
Capital Stock                                       19,116,838                      19,116,838
Distributions                                       (5,609,643)                    (5,609,643)
Current Earnings                                        57,879                          57,879
Retained Earnings                                   25,976,230                      25,976,230
                                                   -----------                     -----------

         TOTAL SHAREHOLDERS' EQUITY                 39,541,304                      39,541,304

         TOTAL LIABILITIES AND SE                   74,365,100                      63,772,426
                                                   ===========                     ===========

POINT.360                                                             Exhibit II
SFAS 142 GOODWILL IMPAIRMENT TEST
VALUATION DATE: DECEMBER 31, 2005
BUSINESS ENTERPRISE VALUE SUMMARY
($000's)
================================================================================



DISCOUNTED CASH FLOW APPROACH       BUSINESS ENTERPRISE
                                           VALUE        PROBABILITY   FAIR VALUE
                                    ------------------- -----------   ----------

LOW CASE                                  $26,000           10.0%        $ 2,600


MODERATE CASE                             $58,000           85.0%        $49,300


HIGH CASE                                 $80,000            5.0%        $ 4,000


                                                                         -------
EXPECTED CASE (ROUNDED)                                    100.0%        $56,000
                                                                         =======


CONCLUDED BUSINESS ENTERPRISE VALUE                                      $56,000

POINT.360                                                             Exhibit II
SFAS 142 GOODWILL IMPAIRMENT TEST
VALUATION DATE: DECEMBER 31, 2005
BUSINESS ENTERPRISE VALUE (LOW)
($000's)
================================================================================

                                            --------------------------------------------------------------
                                                              PROJECTIONS FOR FYE DECEMBER 31,
                                            --------------------------------------------------------------

                                                    2005(A)      2006        2007        2008     RESIDUAL
                                            --------------------------------------------------------------
TOTAL REVENUE                                       66,211      71,427      71,427      71,427      73,569
                      Growth Rate                                  7.9%        0.0%        0.0%        3.0%

COST OF SALES                                       43,167      45,411      45,411      45,411      46,138

----------------------------------------------------------------------------------------------------------
GROSS PROFIT                                        23,044      26,015      26,015      26,015      27,431
----------------------------------------------------------------------------------------------------------

OPERATING EXPENSES:                                               31.9%       31.9%       31.9%       31.9%
    Total Operating Expenses                        21,424      22,778      22,778      22,778      23,461
                                            --------------------------------------------------------------
              Total Operating Expenses              21,424      22,778      22,778      22,778      23,461


----------------------------------------------------------------------------------------------------------
OPERATING INCOME (EBIT)                              1,620       3,238       3,238       3,238       3,970
----------------------------------------------------------------------------------------------------------
    Operating Income as % of Revenue                     2%          5%          5%          5%          5%

Income Taxes, Interest, & Other Expense              1,562       1,950       1,889       1,829       2,030

----------------------------------------------------------------------------------------------------------
NET PROFIT AFTER TAXES                                  58       1,288       1,349       1,409       1,940
----------------------------------------------------------------------------------------------------------

Cash Flow
    Plus: Depreciation & Amortization                            5,582       5,542       5,931       2,750
    Less: Capital Expenditures                                  (3,000)     (3,000)     (3,000)     (2,750)
    Less: Working Capital Investment                              (782)         --          --        (321)
                                                           -----------------------------------------------
              Available Cash Flow                                3,088       3,891       4,340       1,619
                                                                   4.3%        5.4%        6.1%        2.2%
    Partial Period                                              1.0000      1.0000      1.0000
    MidYear Period                                              0.5000      1.5000      2.5000
    Present Value Factor @           11.0%                      0.9492      0.8551      0.7704

    PRESENT VALUE OF AVAILABLE CASH FLOWS                        2,931       3,327       3,343

    Sum of Present Value of Available Cash Flows     9,601



                                         GORDON
                                         GROWTH
                                         ------
Sum of Present Value Cash Flows           9,601
Present Value of Residual Value          15,588
Depreciation Overhang Tax Benefit           739
                                         ------
Business Enterprise Value                25,928

                                         ------
BUSINESS ENTERPRISE VALUE (ROUNDED)      26,000
                                         ------

(A) - Estimated at 9/30/2005


  Gordon Growth Approach
--------------------------------------
 Residual Calculation
Available Cash Flow              1,619


 Discount Rate                    11.0%
 Growth Rate                       3.0%
                           -----------
 K-G                               8.0%
 Residual Year Value            20,235

 Present Value Factor           0.7704

 PV of Residual Value           15,588
--------------------------------------

POINT.360                                                             Exhibit II
SFAS 142 GOODWILL IMPAIRMENT TEST
VALUATION DATE: DECEMBER 31, 2005
BUSINESS ENTERPRISE VALUE (LOW) - COMMON SIZE
(000's)
================================================================================

                                           ----------------------------------------------------
                                                       PROJECTIONS FOR FYE DECEMBER 31,
                                           ----------------------------------------------------

                                             2005(A)        2006      2007      2008   RESIDUAL
                                           ----------------------------------------------------

-----------------------------------------------------------------------------------------------
TOTAL REVENUE                                 100.0%       100.0%    100.0%    100.0%   100.0%
-----------------------------------------------------------------------------------------------


COST OF SALES                                  65.2%        63.6%     63.6%     63.6%    62.7%

-----------------------------------------------------------------------------------------------
GROSS PROFIT                                   34.8%        36.4%     36.4%     36.4%    37.3%
-----------------------------------------------------------------------------------------------

OPERATING EXPENSES:
    Total Operating Expenses                   32.0%        31.9%     31.9%     31.9%    31.9%
                                           ----------------------------------------------------


-----------------------------------------------------------------------------------------------
OPERATING INCOME (EBIT)                         2.8%         4.5%      4.5%      4.5%     5.4%
-----------------------------------------------------------------------------------------------

    Interest & Taxes                            2.4%         2.7%      2.6%      2.6%     2.8%

-----------------------------------------------------------------------------------------------
NET PROFIT AFTER TAXES                          0.4%         1.8%      1.9%      2.0%     2.6%
-----------------------------------------------------------------------------------------------

Cash Flow
    Plus: Depreciation & Amortization                        7.8%      7.8%      8.3%     3.7%
    Less: Capital Expenditures                              -4.2%     -4.2%     -4.2%    -3.7%
    Less: Working Capital Investment                        -1.1%      0.0%      0.0%    -0.4%
                                                     ------------------------------------------
              Available Cash Flow                            4.3%      5.4%      6.1%     2.2%

    (A) - Estimated at 9/30/2005

POINT.360                                                             Exhibit II
SFAS 142 GOODWILL IMPAIRMENT TEST
VALUATION DATE: DECEMBER 31, 2005
ASSUMPTIONS (LOW)
($000's)
================================================================================

Tax Rate                 40.0%                  Valuation Date         9/30/2005
Residual Growth Rate      0.0%                  Days in Period                 0
WARR (Overall)           13.0%

                                         -----------------------------------------------------------------
                                                           PROJECTIONS FOR FYE DECEMBER 31,
                                         -----------------------------------------------------------------

                                         2005(A)       2006           2007           2008         RESIDUAL
                                         -----------------------------------------------------------------
REVENUE
    TOTAL REVENUE                        66,211       71,427         71,427         71,427          73,569
                                         -----------------------------------------------------------------
Revenue Growth                                           7.9%           0.0%           0.0%            3.0%
                                         -----------------------------------------------------------------

COGS
    ACTUAL COGS                          43,167       45,411         45,411         45,411          46,138
                                         -----------------------------------------------------------------
    COGS %                                 65.2%        63.6%          63.6%          63.6%           62.7%
                                         -----------------------------------------------------------------

OPERATING EXPENSES:
    TOTAL OPERATING EXPENSES             21,424       22,778         22,778         22,778          23,461
                                         -----------------------------------------------------------------
    Total Operating Expenses               32.4%        31.9%          31.9%          31.9%           31.9%
                                         -----------------------------------------------------------------

    CAPITAL EXPENDITURES                               3,000          3,000          3,000           2,750
                                         -----------------------------------------------------------------
    Capital Expenditures (%)                             4.2%           4.2%           4.2%            3.7%
                                         -----------------------------------------------------------------

    WORKING CAPITAL                       9,932       10,714         10,714         10,714          11,035
                                         -----------------------------------------------------------------

    Change in working cap                               (782)            --             --            (321)
    Change % of annual revenue              0.0%       -1.1%            0.0%           0.0%          -0.4%
    Change % of change in revenue                      15.0%         #DIV/0!        #DIV/0!          15.0%

                                         -----------------------------------------------------------------
    WC % Revenue                           15.0%        15.0%          15.0%          15.0%           15.0%
                                         -----------------------------------------------------------------

                                         ------
Partial Period adjustment                    --       1.0000         1.0000         1.0000          1.0000
                                         ------
Mid-Period adjustment                        --       0.5000         1.5000         2.5000          3.5000


(A) - Estimated at 9/30/2005

POINT.360                                                             Exhibit II
SFAS 142 GOODWILL IMPAIRMENT TEST
VALUATION DATE: DECEMBER 31, 2005
BUSINESS ENTERPRISE VALUE (MODERATE)
($000's)
================================================================================

                                                     ----------------------------------------------------------
                                                                    PROJECTIONS FOR FYE DECEMBER 31,
                                                     ----------------------------------------------------------

                                                     2005(A)       2006         2007         2008      RESIDUAL
                                                     ----------------------------------------------------------
TOTAL REVENUE                                        66,211       71,427       74,855       77,849       80,963
                      Growth Rate                                    7.9%         4.8%         4.0%         4.0%

COST OF SALES                                        43,167       45,411       46,584       47,587       48,538

---------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                         23,044       26,015       28,271       30,263       32,425
---------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES:                                                 31.9%        31.0%        30.4%        30.0%
    Total Operating Expenses                         21,424       22,778       23,233       23,698       24,290
                                                     ----------------------------------------------------------
              Total Operating Expenses               21,424       22,778       23,233       23,698       24,290


---------------------------------------------------------------------------------------------------------------
OPERATING INCOME (EBIT)                               1,620        3,238        5,038        6,565        8,135
---------------------------------------------------------------------------------------------------------------
    Operating Income as % of Revenue                      2%           5%           7%           8%          10%

Income Taxes, Interest, & Other Expense               1,562        1,950        2,609        3,160        3,704

---------------------------------------------------------------------------------------------------------------
NET PROFIT AFTER TAXES                                   58        1,288        2,429        3,405        4,430
---------------------------------------------------------------------------------------------------------------

Cash Flow
    Plus: Depreciation & Amortization                              5,582        5,542        5,931        3,250
    Less: Capital Expenditures                                    (3,000)      (3,000)      (3,000)      (3,000)
    Less: Working Capital Investment                                (782)        (514)        (449)        (467)
                                                     ----------------------------------------------------------
              Available Cash Flow                                  3,088        4,457        5,887        4,213
                                                                     4.3%         6.0%         7.6%         5.2%
    Partial Period                                                1.0000       1.0000       1.0000
    MidYear Period                                                0.5000       1.5000       2.5000
    Present Value Factor @      11.0%                             0.9492       0.8551       0.7704

    PRESENT VALUE OF AVAILABLE CASH FLOWS                          2,931        3,811        4,535

    Sum of Present Value of Available Cash Flows                  11,277



                                       GORDON
                                       GROWTH
                                       ------
Sum of Present Value Cash Flows        11,277
Present Value of Residual Value        46,365
Depreciation Overhang Tax Benefit         739
                                       ------
Business Enterprise Value              58,381

                                       ------
BUSINESS ENTERPRISE VALUE (ROUNDED)    58,000
                                       ------

(A) - Estimated at 9/30/2005


 Gordon Growth Approach
------------------------------------
 Residual Calculation
Available Cash Flow            4,213


 Discount Rate                  11.0%
 Growth Rate                     4.0%
                            --------
 K-G                             7.0%
 Residual Year Value          60,187
 Present Value Factor         0.7704
 PV of Residual Value         46,365

POINT.360                                                             Exhibit II
SFAS 142 GOODWILL IMPAIRMENT TEST
VALUATION DATE: DECEMBER 31, 2005
ASSUMPTIONS (MODERATE)
($000's)
================================================================================

Tax Rate                 40.0%                  Valuation Date         9/30/2005
Residual Growth Rate      0.0%                  Days in Period                 0
WARR (Overall)           13.0%

                                          -----------------------------------------------------------------------
                                                              PROJECTIONS FOR FYE DECEMBER 31,
                                          -----------------------------------------------------------------------

                                          2005(A)        2006             2007             2008         RESIDUAL
                                          -----------------------------------------------------------------------
REVENUE
    TOTAL REVENUE                         66,211        71,427           74,855           77,849           80,963
                                          -----------------------------------------------------------------------
Revenue Growth                                             7.9%             4.8%             4.0%             4.0%
                                          -----------------------------------------------------------------------

COGS
    ACTUAL COGS                           43,167        45,411           46,584           47,587           48,538
                                          -----------------------------------------------------------------------
    COGS %                                  65.2%         63.6%            62.2%            61.1%            60.0%
                                          -----------------------------------------------------------------------

OPERATING EXPENSES:
    TOTAL OPERATING EXPENSES              21,424        22,778           23,233           23,698           24,290
                                          -----------------------------------------------------------------------
    Total Operating Expenses                32.4%         31.9%            31.0%            30.4%            30.0%
                                          -----------------------------------------------------------------------

    CAPITAL EXPENDITURES                                 3,000            3,000            3,000            3,000
                                          -----------------------------------------------------------------------
    Capital Expenditures (%)                               4.2%             4.0%             3.9%             3.7%
                                          -----------------------------------------------------------------------

    WORKING CAPITAL                        9,932        10,714           11,228           11,677           12,144
                                          -----------------------------------------------------------------------

    Change in working cap                                 (782)            (514)            (449)            (467)
    Change % of annual revenue               0.0%        -1.1%            -0.7%            -0.6%            -0.6%
    Change % of change in revenue                        15.0%            15.0%            15.0%            15.0%

                                          -----------------------------------------------------------------------
    WC % Revenue                            15.0%         15.0%            15.0%            15.0%            15.0%
                                          -----------------------------------------------------------------------

                                          ------
Partial Period adjustment                     --        1.0000           1.0000           1.0000           1.0000
                                          ------
Mid-Period adjustment                         --        0.5000           1.5000           2.5000           3.5000


(A) - Estimated at 9/30/2005

POINT.360                                                             Exhibit II
SFAS 142 GOODWILL IMPAIRMENT TEST
VALUATION DATE: DECEMBER 31, 2005
BUSINESS ENTERPRISE VALUE (HIGH)
($000's)
================================================================================

                                           ----------------------------------------------------
                                                       PROJECTIONS FOR FYE DECEMBER 31,
                                           ----------------------------------------------------

                                             2005(A)        2006      2007      2008   RESIDUAL
                                           ----------------------------------------------------
TOTAL REVENUE                                 66,211       71,427    74,998    78,748   82,685
                      Growth Rate                             7.9%      5.0%      5.0%     5.0%

COST OF SALES                                 43,167       45,411    46,633    47,887   49,176

-----------------------------------------------------------------------------------------------
GROSS PROFIT                                  23,044       26,015    28,365    30,860   33,510
-----------------------------------------------------------------------------------------------

OPERATING EXPENSES:                                          31.9%     31.0%     30.1%    29.2%
    Total Operating Expenses                  21,424       22,778    23,233    23,698   24,172
                                           ----------------------------------------------------
              Total Operating Expenses        21,424       22,778    23,233    23,698   24,172


-----------------------------------------------------------------------------------------------
OPERATING INCOME (EBIT)                        1,620        3,238     5,132     7,163    9,338
-----------------------------------------------------------------------------------------------
    Operating Income as % of Revenue             2.4%         4.5%      6.8%      9.1%    11.3%

Income Taxes, Interest, & Other Expense        1,562        1,950     2,646     3,399    4,192

-----------------------------------------------------------------------------------------------
NET PROFIT AFTER TAXES                            58        1,288     2,486     3,764    5,146
-----------------------------------------------------------------------------------------------

Cash Flow
    Plus: Depreciation & Amortization                       5,582     5,542     5,931    3,750
    Less: Capital Expenditures                             (3,000)   (3,000)   (3,000)  (3,000)
    Less: Working Capital Investment                         (782)     (536)     (562)    (591)
                                                     ------------------------------------------
              Available Cash Flow                           3,088     4,492     6,133    5,306
                                                              4.3%      6.0%      7.8%     6.4%
    Partial Period                                         1.0000    1.0000    1.0000
    MidYear Period                                         0.5000    1.5000    2.5000
    Present Value Factor @     11.0%                       0.9492    0.8551    0.7704

    PRESENT VALUE OF AVAILABLE CASH FLOWS                   2,931     3,841     4,724

    Sum of Present Value of Available Cash Flows           11,496


                                       GORDON
                                       GROWTH
                                       ------
Sum of Present Value Cash Flows        11,496
Present Value of Residual Value        68,116
Depreciation Overhang Tax Benefit         739
                                       ------
Business Enterprise Value              80,351

                                       ------
BUSINESS ENTERPRISE VALUE (ROUNDED)    80,000
                                       ------


(A) - Estimated at 9/30/2005


 Gordon Growth Approach
------------------------------------
 Residual Calculation
Available Cash Flow            5,306

 Discount Rate                  11.0%
 Growth Rate                     5.0%
                           ---------
 K-G                             6.0%
 Residual Year Value          88,422
 Present Value Factor         0.7704
 PV of Residual Value         68,116

POINT.360                                                             Exhibit II
SFAS 142 GOODWILL IMPAIRMENT TEST
VALUATION DATE: DECEMBER 31, 2005
BUSINESS ENTERPRISE VALUE (MODERATE) - COMMON SIZE
(000's)
================================================================================

                                           ----------------------------------------------------
                                                      PROJECTIONS FOR FYE DECEMBER 31,
                                           ----------------------------------------------------

                                             2005(A)        2006      2007      2008   RESIDUAL
                                           ----------------------------------------------------

-----------------------------------------------------------------------------------------------
TOTAL REVENUE                                 100.0%       100.0%    100.0%    100.0%   100.0%
-----------------------------------------------------------------------------------------------


COST OF SALES                                  65.2%        63.6%     62.2%     61.1%    60.0%

-----------------------------------------------------------------------------------------------
GROSS PROFIT                                   34.8%        36.4%     37.8%     38.9%    40.0%
-----------------------------------------------------------------------------------------------

OPERATING EXPENSES:
    Total Operating Expenses                   32.4%        31.9%     31.0%     30.4%    30.0%
                                           ----------------------------------------------------


-----------------------------------------------------------------------------------------------
OPERATING INCOME (EBIT)                         2.4%         4.5%      6.7%      8.4%    10.0%
-----------------------------------------------------------------------------------------------

    Interest & Taxes                            2.4%         2.7%      3.5%      4.1%     4.6%

-----------------------------------------------------------------------------------------------
NET PROFIT AFTER TAXES                          0.1%         1.8%      3.2%      4.4%     5.5%
-----------------------------------------------------------------------------------------------

Cash Flow
    Plus: Depreciation & Amortization                        7.8%      7.4%      7.6%     4.0%
    Less: Capital Expenditures                              -4.2%     -4.0%     -3.9%    -3.7%
    Less: Working Capital Investment                        -1.1%     -0.7%     -0.6%    -0.6%
                                                     ------------------------------------------
              Available Cash Flow                            4.3%      6.0%      7.6%     5.2%

    (A) - Estimated at 9/30/2005

POINT.360                                                             Exhibit II
SFAS 142 GOODWILL IMPAIRMENT TEST
VALUATION DATE: DECEMBER 31, 2005
ASSUMPTIONS (HIGH)
($000's)
================================================================================

Tax Rate                 40.0%                  Valuation Date         9/30/2005
Residual Growth Rate      0.0%                  Days in Period                 0
WARR (Overall)           13.0%

                                           ----------------------------------------------------
                                                       PROJECTIONS FOR FYE DECEMBER 31,
                                           ----------------------------------------------------

                                             2005(A)        2006      2007      2008   RESIDUAL
                                           ----------------------------------------------------
REVENUE
    TOTAL REVENUE                             66,211       71,427    74,998    78,748   82,685
                                           ----------------------------------------------------
Revenue Growth                                               7.9%      5.0%      5.0%     5.0%
                                           ----------------------------------------------------

COGS
    ACTUAL COGS                               43,167       45,411    46,633    47,887   49,176
                                           ----------------------------------------------------
    COGS %                                     65.2%        63.6%     62.2%     60.8%    59.5%
                                           ----------------------------------------------------

OPERATING EXPENSES:
    TOTAL OPERATING EXPENSES                  21,424       22,778    23,233    23,698   24,172
                                           ----------------------------------------------------
    Total Operating Expenses                   32.4%        31.9%     31.0%     30.1%    29.2%
                                           ----------------------------------------------------

    CAPITAL EXPENDITURES                                    3,000     3,000     3,000    3,000
                                           ----------------------------------------------------
    Capital Expenditures (%)                                 4.2%      4.0%      3.8%     3.6%
                                           ----------------------------------------------------

    WORKING CAPITAL                            9,932       10,714    11,250    11,812   12,403
                                           ----------------------------------------------------

    Change in working cap                                    (782)     (536)     (562)    (591)
    Change % of annual revenue                  0.0%        -1.1%     -0.7%     -0.7%    -0.7%
    Change % of change in revenue                           15.0%     15.0%     15.0%    15.0%

                                           ----------------------------------------------------
    WC % Revenue                               15.0%        15.0%     15.0%     15.0%    15.0%
                                           ----------------------------------------------------

                                           ----------
Partial Period adjustment                          --      1.0000    1.0000    1.0000   1.0000
                                           ----------
Mid-Period adjustment                              --      0.5000    1.5000    2.5000   3.5000


    (A) - Estimated at 9/30/2005

POINT.360                                                            Exhibit III
SFAS 142 GOODWILL IMPAIRMENT TEST                                    Page 1 of 1
VALUATION DATE: DECEMBER 31, 2005
FAS 121 TEST - IMPAIRMENT OF LONG-LIVED ASSETS
($000's execept for percentages
================================================================================


                                                    Moderate Case

Sum of Undiscounted Cash Flows                         $73,619

Add:  Current Liabilities                              $17,646
      Accounts Payable                                 $ 3,974
      Accrued Expenses                                 $ 6,564
      Other                                            $ 7,107

CASH FLOW TO TOTAL ASSETS                              $91,265



BOOK VALUE OF TOTAL ASSETS                             $63,772
                                                       -------

      CASH FLOW OF ASSETS LESS BOOK VALUE OF ASSETS    $27,492

TEST                                                   NO IMPAIRMENT

                                    POINT.360
                                     FAS 142
                 Correlation coifficient (COGS vs Sales Changes)

             SALES           COGS                            G.P.
             -----           ----                            ----
Jan-05     5,276,445      3,749,723        71.1%          1,526,722
Feb-05     5,188,408      3,675,249        70.8%          1,513,159
Mar-05     6,718,258      3,976,788        59.2%          2,741,470
Apr-05     5,118,516      3,495,395        68.3%          1,623,121
May-05     5,111,736      3,773,308        73.8%          1,338,428
Jun-05     5,659,828      3,359,460        59.4%          2,300,368
Jul-05     4,696,404      3,412,800        72.7%          1,283,604
Aug-05     6,325,626      3,711,829        58.7%          2,613,797
Sep-05     5,726,089      3,658,594        63.9%          2,067,495
Oct-05     5,312,953      3,409,638        64.2%          1,903,315
Nov-05     5,452,732      3,482,121        63.9%          1,970,611
Dec-05     5,623,605      3,461,832        61.6%          2,161,773          0.5380 Correlation coifficient (COGS vs Sales Changes)

          66,210,600     43,166,737        65.2%


                                    POINT.360
                                  Media Center
                               Sale/Leaseback Deal







                                                     DEBIT       CREDIT
                                                     -----       ------
Loan                                              7,454,991
B of A Mortgage                                   6,175,549
Accumulated Depreciation                            211,364
Deferred Tax Assets                                 867,962
                 Fixed Assets                                  11,672,000
                 Deferred Gain                                  2,169,904
                 Taxes Payable                                    867,962

                                                 14,709,866    14,709,866